

RICHMONT

Richmont Mines Inc.

110 Avenue Principale
Rouyn-Noranda, QC
CANADA J9X 4P2

Tel.:   (819) 797-2465
Fax: (819) 797-0166
www.richmont-mines.com

Mountain Lake Resources Inc.

1450 Starr's Point Road
Port Williams, NS
CANADA B0P 1T0

Tel.:   (902) 542-9773
Fax: (902) 542-4442
www.mountain-lake.com

NEWS RELEASE

EXPLORATION RESUMES
AT THE VALENTINE LAKE GOLD PROPERTY

MONTREAL, June 1st, 2004 – Richmont Mines and Mountain Lake Resources wish to announce that the second phase of exploration on the Valentine Lake property will begin on June 15, 2004. Given the very encouraging results obtained during the first 4,150-foot drilling program (see news release dated April 7, 2004), the second phase of exploration will involve the drilling of at least nine holes totalling 10,000 feet in the main zone. The objective of this program will be to confirm the extension at depth of the zone and to test the potential of certain targets east of the main zone.

Richmont Mines plans to invest approximately $450,000 in this second phase of the program. Richmont Mines has the option to acquire a 70% interest in the Valentine Lake property by carrying out $2.5 million worth of exploration work on the site by October 31, 2007. This phase of exploration is scheduled to last about three months, after which Richmont Mines will carry out a preliminary resource calculation.

The Valentine Lake property remains Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Louis Dionne
President and Chief Executive Officer
Richmont Mines Inc.

Allen E. Sheito
President and Chief Executive Officer
Mountain Lake Resources Inc.

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For more information, contact:

Richmont Mines Inc.
Martin Rivard
Executive Vice President

Telephone: (819) 797-2465
Fax: (819) 797-0166

Trading symbol: RIC
Listings: TSX – Amex

Web site: www.richmont-mines.com

Mountain Lake Resources Inc.
Allen E. Sheito
President and Chief Executive Officer

Telephone: (902) 542-9773
Fax: (902) 542-4442

Trading symbol: MOA
Listing: TSX Venture Exchange

Web site: www.mountain-lake.com

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.